

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Ms. Zhuming Zhang
Chief Financial Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

>   **Re: Fifth Season International, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed May 4, 2011**
>   **File No. 000-53141**

Dear Ms. Zhang:

We issued comments to you on the above captioned filing on May 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 17, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 17, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant